ECHOSTAR DBS CORPORATION
9601 SOUTH MERIDIAN BOULEVARD
ENGLEWOOD, COLORADO 80112
December 1, 2005
Via EDGAR
Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	EchoStar DBS Corporation
Form 10-K for the fiscal year ended December 31, 2004
Filed March 31, 2005

Form 10-Q for the quarterly period ended September 30, 2005

File No. 333-31929
Dear Mr. Spirgel:
Per the telephone message from Robert Carroll on Thursday, December 1, 2005, Echostar DBS Corporation plans to respond to the comments contained in the November 21, 2005 letter from the Securities and Exchange Commission on or before December 16, 2005. Should you have any questions or concerns, please feel free to contact me at (303) 723-1095.

Sincerely,

/s/ David J. Rayner

David J. Rayner
Chief Financial Officer

cc:	Dean Suehiro, SEC
Robert Carroll, SEC
9601 South Meridian Blvd., Englewood, CO 80112 Tel: 303.723.1000 Fax: 303.723.1299